SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO.  )*

                             AIR METHODS CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, PAR VALUE $.06
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    009128307
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              MATTHEW J. DAY, ESQ.
                        118 E. 25TH STREET, EIGHTH FLOOR
                            NEW YORK, NEW YORK 10010
                                 (212) 673-0484
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 February 16, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 13 Pages)

---------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP  No.  009128307                 13D                     Page 2 of 13 Pages
---------------------                                         ------------------

================================================================================
(1)     NAME  OF  REPORTING  PERSONS
        AND IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
        Acquisitor  Holdings  (Bermuda)  Ltd.
        No IRS Identification Number
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                  (a)      |_|
                                                                  (b)      |X|
--------------------------------------------------------------------------------
(3)     SEC  Use  Only

--------------------------------------------------------------------------------
(4)     Source  of  Funds  (See  Instructions)
        WC
--------------------------------------------------------------------------------
(5)     Check  if  Disclosure  of  Legal  Proceedings is Required Pursuant to
        Items  2(d)  or  2(e).                                             |_|
--------------------------------------------------------------------------------
(6)     Citizenship  or  Place  of  Organization
        BERMUDA
--------------------------------------------------------------------------------
Number       (7)     Sole  Voting  Power
of                   594,400
Shares       -------------------------------------------------------------------
Bene-
ficially     (8)     Shared  Voting  Power
Owned                0
By           -------------------------------------------------------------------
Each
Report-      (9)     Sole  Dispositive  Power
ing                  594,400
Person       -------------------------------------------------------------------
With:
             (10)    Shared  Dispositive  Power
                     0
--------------------------------------------------------------------------------
(11)    Aggregate  Amount  Owned  by  Each  Reporting  Person
        594,400
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes         |_|
        Certain Shares*
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)
        5.5%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person*
        CO
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP  No.  009128307                 13D                     Page 3 of 13 Pages
---------------------                                         ------------------

================================================================================
(1)     NAME  OF  REPORTING  PERSONS
        AND IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
        Duncan Soukup
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                  (a)      |_|
                                                                  (b)      |X|
--------------------------------------------------------------------------------
(3)     SEC  Use  Only

--------------------------------------------------------------------------------
(4)     Source  of  Funds  (See  Instructions)
        PF
--------------------------------------------------------------------------------
(5)     Check  if  Disclosure  of  Legal  Proceedings is Required Pursuant to
        Items  2(d)  or  2(e).                                             |_|
--------------------------------------------------------------------------------
(6)     Citizenship  or  Place  of  Organization
        UNITED KINGDOM
--------------------------------------------------------------------------------
Number       (7)     Sole  Voting  Power
of                   20,000
Shares       -------------------------------------------------------------------
Bene-
ficially     (8)     Shared  Voting  Power
Owned                0
By           -------------------------------------------------------------------
Each
Report-      (9)     Sole  Dispositive  Power
ing                  20,000
Person       -------------------------------------------------------------------
With:
             (10)    Shared  Dispositive  Power
                     0
--------------------------------------------------------------------------------
(11)    Aggregate  Amount  Owned  by  Each  Reporting  Person
        20,000
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes         |_|
        Certain Shares*
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)
        LESS THAN 1%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person*
        IN
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP  No.  009128307                 13D                     Page 4 of 13 Pages
---------------------                                         ------------------

================================================================================
(1)     NAME  OF  REPORTING  PERSONS
        AND IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

        Timothy Lovell
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                  (a)      |_|
                                                                  (b)      |X|
--------------------------------------------------------------------------------
(3)     SEC  Use  Only

--------------------------------------------------------------------------------
(4)     Source  of  Funds  (See  Instructions)
        PF
--------------------------------------------------------------------------------
(5)     Check  if  Disclosure  of  Legal  Proceedings is Required Pursuant to
        Items  2(d)  or  2(e).                                             |_|
--------------------------------------------------------------------------------
(6)     Citizenship  or  Place  of  Organization
        UNITED KINGDOM
--------------------------------------------------------------------------------
Number       (7)     Sole  Voting  Power
of                   8,000
Shares       -------------------------------------------------------------------
Bene-
ficially     (8)     Shared  Voting  Power
Owned                0
By           -------------------------------------------------------------------
Each
Report-      (9)     Sole  Dispositive  Power
ing                  8,000
Person       -------------------------------------------------------------------
With:
             (10)    Shared  Dispositive  Power
                     0
--------------------------------------------------------------------------------
(11)    Aggregate  Amount  Owned  by  Each  Reporting  Person
        8,000
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes         |_|
        Certain Shares*
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)
        LESS THAN 1%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person*
        IN
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP  No.  009128307                 13D                     Page 5 of 13 Pages
---------------------                                         ------------------

                            STATEMENT ON SCHEDULE 13D
                            -------------------------

     This Statement on Schedule 13D (the "Statement") is filed on behalf of the Filing Parties (defined below) with the Securities and Exchange Commission.

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the common stock, par value $0.06 per share (the "Common Stock"), of Air Methods Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7301 South Peoria, Englewood, Colorado 80112.

ITEM 2.  IDENTITY AND BACKGROUND.

     2  (a-c,  f).

I.     FILING PARTIES:
       --------------

     This Statement is filed on behalf of the following three persons, who are collectively referred to as the "Filing Parties":

1. Acquisitor Holdings (Bermuda) Ltd., a company incorporated in Bermuda ("Acquisitor"), with a business address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Acquisitor was formed in 2002 and endeavors to achieve a high rate of capital growth for its shareholders by acquiring significant holdings in companies which the members of its Board of Directors consider to be fundamentally sound but which are valued at a discount to the Directors' estimate of their private market value. Acquisitor is managed by its Board of Directors.

2. Duncan Soukup is a British citizen whose business address is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. His principal employment includes service as Deputy Chairman of Acquisitor.

3. Timothy Lovell is a British citizen whose business address is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. His principal employment includes service as a Director of Acquisitor.

II.     EXECUTIVE OFFICERS AND DIRECTORS:
        --------------------------------

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties (other than natural persons) is included in Schedule A hereto and is incorporated by reference herein.

     (d)     Criminal  Proceedings
             ---------------------
     During the last five years, the Filing Parties and the individuals listed on Schedule A have not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)     Civil  Securities  Law  Proceedings
             -----------------------------------

     During the last five years, neither the Filing Parties nor any of the individuals listed on Schedule A has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

---------------------                                         ------------------
CUSIP  No.  009128307                 13D                     Page 6 of 13 Pages
---------------------                                         ------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price of the 594,400 shares of Common Stock held by Acquisitor is $5,333,597 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Acquisitor were paid for using its working capital funds.

     The aggregate purchase price of the 20,000 shares of Common Stock beneficially held by Duncan Soukup is $121,482 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Duncan Soukup were paid for using his personal funds.

The aggregate purchase price of the 8,000 shares of Common Stock beneficially held by Timothy Lovell is $48,834 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Timothy Lovell were paid for using his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     The  Filing Parties believe that the shares of Common Stock of  the  Issuer
are   undervalued   and  represent  an  attractive   investment  opportunity.
They presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Filing Parties intend to have open communications with the Issuer's management in order to monitor their efforts to increase stockholder value. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Filing Parties may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including without limitation purchasing additional securities in the open market or otherwise, seeking to elect a slate of
directors  to  the  Issuer's   board  of  directors  or  presenting   proposals
for stockholders' consideration at an annual or special meeting of the Issuer's stockholders. The Filing Parties may also sell some or all of their securities or enter into short selling of or any hedging or similar transaction with respect to securities of the Issuer, including options transactions, in the open market or through privately negotiated transactions, to reduce their exposure to market risk, to increase their exposure to shares of Common Stock, or for any other reason, or change their intention with respect to any and all matters referred to in this Item 4.

---------------------                                         ------------------
CUSIP  No.  009128307                 13D                     Page 7 of 13 Pages
---------------------                                         ------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

                                         Number of         Number of
                                        Shares: Sole     Shares: Shared
                    Aggregate Number  Power to Vote or  Power to Vote or  Approximate
Filing Party           of Shares          Dispose           Dispose       Percentage*
------------------  ----------------  ----------------  ----------------  ------------

Acquisitor (1)               594,400           594,400                 0          5.5%
Duncan Soukup (1)             20,000            20,000                 0           **
Timothy Lovell (1)             8,000             8,000                 0           **
------------------  ----------------  ----------------  ----------------  ------------

     * Based on 10,839,343 shares of Common Stock, par value $0.06 per share, outstanding as of March 22, 2004, as disclosed in the Issuer's Annual Report on Form 10-K, for the year ended December 31, 2003.

     **  Less than one percent.

     (1) Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties.

     (c) During the past 60 days, the Filing Parties effected no transactions in shares of Common Stock other than as set forth in the following table.

Filing Party    Date     Buy or Sell  Number of Securities   Price
-------------------------------------------------------------------
Acquisitor    4/16/2004     Buy***                 500,000  $9.1000
Acquisitor    4/16/2004     Sell                     5,600  $9.0314
Acquisitor    4/19/2004     Sell                    50,000  $9.0318
-------------------------------------------------------------------

     *** This transaction was effected by the exercise of call options held by Acquisitor that were due to expire on April 16, 2004. The price indicated includes both option cost and exercise price per share.

      (d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On April 19, 2004, the Filing Parties entered into a Joint Filing Agreement with respect to their obligations to report beneficial ownership of shares of Common Stock of the Issuer on Schedules 13D.

     Acquisitor currently owns call options covering 350,000 shares of Common Stock and short put options covering 500,000 shares of Common Stock. None of the foregoing options has 60 or fewer trading days before the last trading day of the security future. Accordingly, such options are not deemed to be beneficially owned by the Filing Parties.

---------------------                                         ------------------
CUSIP  No.  009128307                 13D                     Page 8 of 13 Pages
---------------------                                         ------------------

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     The  following  document  is  filed  herewith:

     (a) Joint Filing Agreement by and among Acquisitor Holdings (Bermuda) Ltd., Duncan Soukup and Timothy Lovell dated as of April 19, 2004.

---------------------                                         ------------------
CUSIP  No.  009128307                 13D                     Page 9 of 13 Pages
---------------------                                         ------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April  19,  2004

ACQUISITOR  HOLDINGS  (BERMUDA)  LTD.     /s/  Duncan  Soukup
                                          -------------------
                                          Duncan  Soukup

By:  /s/  Duncan  Soukup
---------------------------
Name:  Duncan  Soukup
Title:  Deputy  Chairman



/s/  Timothy  Lovell
---------------------------
Timothy  Lovell

---------------------                                        -------------------
CUSIP  No.  009128307                 13D                    Page 10 of 13 Pages
---------------------                                        -------------------


                                   SCHEDULE A

  Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the directors and executive officers of Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") as of the date hereof. The business address of each person is Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

Name:                  Duncan Soukup
                       (Deputy Chairman)
Citizenship:           British
Principal Occupation:  Deputy Chairman, Acquisitor

Name:                  John Stanislas Albert Radziwill
                       (Chairman)
Citizenship:           British
Principal Occupation:  Chairman, Acquisitor
                       Director, Goldcrown Group Limited
                       Director, International Assets Holding Corporation

Name:                  James Ozanne
                       (Non-Executive Director)
Citizenship:           USA
Principal Occupation:  Non-Executive Director, Acquisitor
                       Principal, Greenrange Partners
                       Director, Financial Security Assurance

Name:                  Christopher Harwood Bernard Mills
                       (Non-Executive Director)
Citizenship:           British
Principal Occupation:  Non-Executive Director, Acquisitor
                       Executive Director, NASCIT
                       Executive Director, American Opportunity Trust
                       Director, J O Hambro Capital Management

Name:                  Peter Melhado
                       (Non-Executive Director)
Citizenship:           USA
Principal Occupation:  Non-Executive Director, Acquisitor
                       General Partner, Polaris Partners, L.P.

Name:                  Timothy James Carey Lovell
                       (Non-Executive Director and Assistant Secretary)
Citizenship:           British
Principal Occupation:  Non-Executive Director, Acquisitor

---------------------                                        -------------------
CUSIP  No.  009128307                 13D                    Page 11 of 13 Pages
---------------------                                        -------------------

     The following document is filed herewith:

                    Exhibit                                          Page

        (a) Joint Filing Agreement by and among Acquisitor           12-13
   Holdings  (Bermuda)  Ltd.,  Duncan  Soukup  and Timothy
   Lovell  dated  as  of  April  19,  2004.

---------------------                                        -------------------
CUSIP  No.  009128307                 13D                    Page 12 of 13 Pages
---------------------                                        -------------------



                             JOINT FILING AGREEMENT

                                  by and among

                       ACQUISITOR HOLDINGS (BERMUDA) LTD.,


                                  DUNCAN SOUKUP

                                       and

                                 TIMOTHY LOVELL



                              as of April 19, 2004

---------------------                                        -------------------
CUSIP  No.  009128307                 13D                    Page 13 of 13 Pages
---------------------                                        -------------------

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D dated April 19, 2004 with respect to the shares of Common Stock, par value $.06, of Air Methods Corporation, and any further amendments thereto executed by each or any of us shall be jointly filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

     This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Date: April 19, 2004

ACQUISITOR  HOLDINGS  (BERMUDA)  LTD.     /s/  Duncan  Soukup
                                          -------------------
                                          Duncan  Soukup

By:  /s/  Duncan  Soukup
---------------------------
Name:  Duncan  Soukup
Title:  Deputy  Chairman



/s/  Timothy  Lovell
---------------------------
Timothy  Lovell